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                                                                   EXHIBIT 99.38

TRANSITION THERAPEUTICS INC.

                                                            (COMPUTERSHARE LOGO)
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com


                      000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
                                        SECURITY CLASS COMMON



                                        HOLDER ACCOUNT NUMBER

                                        C9999999999 I ND

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FORM OF PROXY - ANNUAL AND SPECIAL MEETING WILL BE HELD ON DECEMBER 11, 2006
(THE "MEETING")

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1 EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2 If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3 This proxy should be signed in the exact manner as the name appears on the proxy.

4 If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5 THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

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6    The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7 This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

8 This proxy should be read in conjunction with the accompanying documentation provided by Management.

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PROXIES SUBMITTED MUST BE RECEIVED BY 4:30 PM, EASTERN TIME, ON DECEMBER 7,
2006.

TTHQ_PRX_18657/000001/000001

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SAM SAMPLE C9999999999

                                        *C9999999999*

                                        IND C02


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APPOINTMENT OF PROXYHOLDER

I/We being holder(s) of TRANSITION THERAPEUTICS      ENTER THE NAME OF THE
INC. hereby appoint(s) Tony Cruz, Chief              PERSON YOU ARE APPOINTING
Executive Officer and a Director of the          OR  IF THIS PERSON IS SOMEONE
Corporation, or failing him, Mr. Louis               OTHER THAN THE FOREGOING.  ________________________________________
Alexopoulos, Secretary of the Corporation


as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Corporation to be held at the MaRS Discovery District, MaRS Centre, South Tower, 101 College Street, Ground Floor, Room CR3,
Toronto, Ontario on Monday, December 11, 2006 at 4:30 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. ELECTION OF DIRECTORS

Management recommends that you vote FOR all of the nominees listed below:
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                                                                                                           FOR   WITHHOLD

Mr. Michael Ashton; Mr. Paul Baehr; Dr. Tony Cruz; Mr. Christopher M. Henley; and Dr. Gary W. Pace.        [ ]     [ ]

WITHHOLD

2. REAPPOINTMENT OF AUDITORS

                                                                                                           FOR   WITHHOLD

The Board of Directors has proposed that PricewaterhouseCoopers LLP be reappointed as the                  [ ]     [ ]
Corporation's independent auditors for the year ending June 30, 2007 and that the Board of
Directors be authorized to fix the auditors' remuneration.


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3. SHARE CONSOLIDATION

                                                                                                           FOR   AGAINST

To vote FOR or AGAINST the special resolution, the full text of which is attached as Appendix "A"          [ ]     [ ]
to the information circular of the Corporation dated November 7, 2006 (the "Information Circular"), approving a consolidation of the Corporation's outstanding Common Shares (the "Share Consolidation")
as such Share Consolidation is described in the Information Circular.
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AUTHORIZED SIGNATURE(S) - THIS SECTION MUST BE COMPLETED SIGNATURE(S) DATE FOR YOUR INSTRUCTIONS TO
BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE,
THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Signature(s)                                                                        Date


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INTERIM FINANCIAL STATEMENTS                                       ANNUAL REPORT

[ ]  Mark this box if you would like to receive                    [ ]  Mark this box if you would NOT like
     interim financial statements and accompanying                      to receive the Annual Management's
     Report and accompanying Management's Discussion                    Discussion and Analysis by mail.
     and Analysis by mail.






If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

99999 018657 1PSZ AR2 TTHQ


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